Mail Stop 3561

								July 8, 2005

Greg G. Gruber
Senior Vice President, Chief Financial Officer, Treasurer and
Director
Colorado Interstate Gas Company
El Paso Building
1001 Louisiana Street
Houston, Texas 77002

		Re:	Colorado Interstate Gas Company
			Registration Statement on Form S-4
			Filed on June 10, 2005
			File No. 333-125728
			Form 10-K for Fiscal Year Ended December 31, 2004
			Filed on March 29, 2005
			Form 10-Q for Fiscal Quarter ended March 31, 2005
			Filed on May 11, 2005
			File No. 1-4874

Dear Mr. Gruber:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form S-4 Filed

1. To the extent our comments direct you to revise your Form S-4, please similarly revise your Form 10-K for the fiscal year ended
December 31, 2004 and Form 10-Q for the quarter ended March 31,
2005,
as applicable.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 20

Results of Operations, page 20

2. The measure you call "EBIT" appears to exclude certain recurring income items and charges included in the determination of income from continuing operations determined in accordance with GAAP. Accordingly, we believe your use of the measure you call "EBIT" is subject to the disclosure requirements and prohibitions of Item 10(e)
of Regulation S-K and questions 8, 14 and 15 of the staff`s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ) issued June 13, 2003. Please explain for us how you justify the use of the measure you call "EBIT" with reference to the guidance in Question 8 of the FAQ. If you believe your use of the measure you call "EBIT" is supportable, please revise your filing to provide all required disclosures. We assume that would require, at a minimum:

* A statement that "EBIT" is a non-GAAP measure;
* Use of a more descriptive title of the measure you call "EBIT" consistent with Question 14 of the FAQ;
* A discussion, with equal or greater prominence, of the most directly comparable earnings figure determined in accordance with GAAP. Refer to Question 15 of the FAQ for guidance; and
* All disclosures required by Question 8 of the FAQ.

Environmental Matters, page 27

3. During the first quarter of fiscal 2005 you recorded an addition to the environmental reserve of $4 million, which appears to be material to your operating income and change in operating income for the quarter. Tell us more about the increase in the reserve and why you believe that additional disclosure in MD&A is not required.

4. With regard to environmental matters, you disclose that you believe your reserves are adequate despite uncertainties relating to the ultimate costs you may incur. A statement that your reserves are adequate does not satisfy the requirements of SFAS 5 if there is a least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities.
In that case, you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible or (b) state that such an estimate cannot be made. Refer to Questions 2 and 3 of SAB
Topic 5Y. Please revise your disclosure here, and in the notes to your financial statements, to address whether you believe that there are reasonably possible material additional losses with regard to environmental matters.

Contractual Obligations, page 28

5. Please revise your contractual obligations table to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission`s MD&A Guidance issued December 19, 2003 available at www.sec.gov.

Consolidated Statements of Income and Comprehensive Income, page
F-2

6. Given your prior accounting treatment of the discontinuance of SFAS 71, please explain your basis under GAAP for classifying the gain upon reapplication of SFAS 71 as a component of other income, rather than as an extraordinary item. In this regard we note that the reason for the reapplication of SFAS 71 appears to be due to economic, rather than legislative, factors. Please tell us how you determined that reapplication of SFAS 71 for economic reasons does not satisfy the criteria in APB 30 to be recognized as an extraordinary item.

Evaluation of Disclosure Controls and Procedures, Page F-22

7. Please amend to describe the additional procedures performed, due to the material weakness discovered, to ensure that your financial statements as of and for the year ended December 31, 2004, were fairly presented in all material respects in accordance with generally accepted accounting principles. Also amend your Form 10-K for the fiscal year ended December 31, 2004 and Form 10-Q for the quarter ended March 31, 2005, as applicable.









    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Ta Tanisha Henderson, Staff Accountant, at
(202)
551-3322, or me, at (202) 551-3843, if you have questions regarding comments on the financial statements and related matters. Please contact Matt Benson, Staff Attorney, at (202) 551-3335 with any other questions.


									Sincerely,



										George F.
Ohsiek,
Jr.
									Branch Chief



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Mr. Greg Gruber
Colorado Interstate Gas Company
July 8, 2005
Page 5